SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  FORM N-18F-1

                 Notification of Election Pursuant to Rule 18f-1

                    Under the Investment Company Act of 1940


                              AMERICAN SELECT FUNDS

                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company, hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Fort Worth and State of Texas on this 21st day of December, 1999.

                                                AMERICAN SELECT FUNDS



                                                By:  /s/ William F. Quinn
                                                     -------------------------
                                                         William F. Quinn
                                                         President


Attest:


/s/ Barry Y. Greenberg
--------------------------------------
Barry Y. Greenberg
Vice President and Assistant Secretary